Exhibit 99.1

Genetic Technologies Regains Compliance with Nasdaq Minimum Bid Price Requirement

Melbourne, Australia, 5 January 2024 (Global Newswire): Genetic Technologies Limited (NASDAQ: GENE, “Company”) a global leader in genomics-based tests in health, wellness, and serious disease, advises that it has received formal notice from the Nasdaq Stock Market, LLC (“Nasdaq”) stating that the Company has regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). As previously disclosed, the Company received a written notice from Nasdaq on July 17, 2023, notifying the Company that it had failed to meet the $1.00 per share minimum bid price requirement for continued inclusion on the Nasdaq Capital Market.

To regain compliance with the Listing Rule, the Company’s American Depositary Shares (ADS) were required to maintain a minimum closing bid price of $1.00 or more for at least 10 consecutive business days, which was achieved on December 28, 2023. Nasdaq has stated that this matter is now closed.

Enquiries

Investor Relations

Adrian Mulcahy

Automic Markets

M: +61 438 630 411

E: adrian.mulcahy@automicgroup.com.au

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia+61 3 8412 7000
ABN 17 009 212 328